Exhibit 99.2

December 16, 2002

To the Securityholders of Fording Inc.:

Your Board of Directors’ continuing commitment to maximizing value for Fording shareholders has resulted in the enhanced Plan of Arrangement, involving Teck Cominco Limited and Westshore Terminals Income Fund, as well as the announcement of a new offer from Sherritt Coal Partnership II on December 12.

However, even before mailing a full description of its new offer, Sherritt is asking you to submit yellow or white dissident proxy forms that could give Sherritt control over the future of Fording, end a process that has already created a substantial increase in value for shareholders, and take away your right to choose. Your Board of Directors considers Sherritt’s actions to be contrary to shareholders’ interests and advises you not to respond to the Sherritt proxy solicitation.

Sherritt has not yet made a new formal offer for your shares. It has only made an announcement that describes the cash component of an offer — but not the value of the assets being offered to shareholders or those being taken away. Until Sherritt provides a full description of its new offer by mailing its materials to shareholders, the Fording Board and shareholders cannot properly analyze the offer. Important information on several key aspects of the transaction is needed, such as:

•	The value ascribed to Fording’s thermal coal operations, which would be removed for Sherritt’s benefit.

•	The value and long-term contribution of the metallurgical coal assets being sold to Fording by Sherritt.

•	The synergies to be realized from combining operations.

•	Details of the exchange right that Fording shareholders are being asked to accept in place of an income trust unit.

Your Board of Directors Unanimously Recommends that You:

VOTE WITH THE PINK FORDING PROXIES

DO NOT VOTE THE SHERRITT PROXIES

•	Sherritt’s new offer may not deliver as much value to you as the enhanced Plan of Arrangement or other alternatives that may emerge before the January 3, 2003, Special Meeting. When the new Sherritt offer is received, your Board of Directors will review it and make a recommendation that is in your best interests. Only your Board has that responsibility to you. We are committed to meeting it — and maximizing value for you.

•	Sherritt cannot act in your best interests when it also attempting to buy your shares at the lowest possible price. If Sherritt has your proxy, it will vote in Sherritt’s interests — not yours.

•	Voting your PINK Fording proxy will enable your Board of Directors to ensure your vote counts in support of the proposal that creates the most value for you.

Sherritt is attempting to stop the process that has increased the value of your Fording shares. We urge you to protect your interests, ignore the Sherritt proxies, and keep control of Fording by voting the enclosed PINK proxy.

Yours very truly,

Richard F. Haskayne, O.C., F.C.A. Chairman	James G. Gardiner President and Chief Executive Officer

Please read the voting instructions on the reverse carefully and use the duplicate PINK Fording proxy. For information call: Georgeson Shareholder Communications Canada toll-free at 1 866 254 7864 (English) or 1 866 258 7293 (French).

YOU NEED TO ACT NOW

WE VALUE YOUR VOTE

You have been sent the enclosed form of proxy because you are a shareholder of Fording Inc. entitled to vote at its Special Meeting, which has been postponed to January 3, 2003. If you have previously provided voting instructions, your vote has been tabulated. Shareholders are nevertheless encouraged to show their continued support by returning the enclosed PINK form of proxy. Simply affix the enclosed label, sign, date and fax the enclosed PINK proxy to the number indicated on the front of your PINK proxy. We request that you fax rather than mail your PINK proxy as mailed proxies may not arrive in time to be counted.

YOU ABSOLUTELY NEED TO FAX YOUR PINK PROXY AS INTERNET VOTING AND VOTING BY TELEPHONE ARE NO LONGER AVAILABLE

PLEASE FAX YOUR PINK PROXY TO THE FAX NUMBER INDICATED ON THE FRONT OF THE PROXY

Although we have enclosed a prepaid envelope for the return of your proxy, PINK proxies returned by mail may not arrive in time to be counted.

WHAT YOU NEED TO DO:

1.	Sign and date your PINK proxy.

2.	Affix the enclosed label which has your name and address.

3.	Fax your PINK proxy to the number indicated on the front of your PINK proxy or call Georgeson at the number noted below.

It is vital that your proxy be received by ADP/ IICC sufficiently in advance of the deadline for the return of proxies of 5:00 pm (Mountain Standard Time) on December 31, 2002 to enable ADP/ IICC to provide voting instructions on your behalf before the deadline. Note that proxies received by ADP/ IICC by fax may need to be confirmed with the intermediary which holds shares on your behalf in order to be voted. Accordingly, please ensure your proxy is provided to ADP/ IICC well before the close of business in the jurisdiction where your intermediary operates.

If you have any questions or require assistance with your PINK proxy, please contact Georgeson Shareholder Communications Canada Inc.

Toll-Free at 1-866-254-7864 (English)

or 1-865-258-7293 (French)

TIME IS EXTREMELY SHORT

MAKE SURE YOUR VOTE COUNTS

FAX YOUR PINK PROXY TODAY